Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Hudson City Bancorp, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333-73090, No. 333-95193, No. 333-78969 and No. 333-114536) on Form S-8 of Hudson City Bancorp, Inc. of our reports dated March 14, 2006, with respect to the consolidated statements of financial condition of Hudson City Bancorp, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of Hudson City Bancorp, Inc.
New York, New York
March 14, 2006